UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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05059082

SEC MAIL PROCESSING RECEIVED JUN 28 2005 WASH, D.C. 209 SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Northern Trust Corporation
Exact name of registrant as specified in charter

0000073124
Registrant CIK Number

11-K For 12-31-04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-05965 ~~05965~~
SEC file number, if available

PROCESSED
JUN 29 2005
THOMSON FINANCIAL

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, June 27, 2005.

Northern Trust Corporation
(Registrant)

By: [signature]
(Name and Title)
Kelly R. Welsh
Executive Vice President and General Counsel

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20 ___, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (12-04)

Financial statements consisting of an audited statement of financial condition as of the end of the latest two fiscal years of The Northern Trust Company Thrift-Incentive Plan and an audited statement of income and changes in plan equity for each of the latest three fiscal years of The Northern Trust Company Thrift Incentive Plan, notes to financial statements and supplementary information.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTARY INFORMATION:	
I. Schedule of Investments	12
II. Schedule of Reportable Transactions	24

HT

Hill, Taylor LLC
Certified Public Accountants
116 South Michigan Avenue, 11th Floor
Chicago, Illinois 60603
V 312-332-4964 F 312-332-0181

Member of the
American Institute
of Certified Public Accountants

Member of the
Illinois CPA Society

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments at December 31, 2004 and reportable transactions for the year ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC

May 6, 2005

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
Assets		
Investments, at quoted fair market value:		
Mutual and other common trust funds	$ 637,414,543	$ 577,435,242
Invested cash	726,450	1,150,729
Northern Trust Corporation common stock	218,221,360	235,903,144
Participant notes receivable	16,235,471	16,500,173
Total Investments	872,597,824	830,989,288
Accrued interest and dividends receivable	954,609	964,038
Employer contribution receivable	17,226,876	13,994,507
Total Assets	890,779,309	845,947,833
Liabilities		
Accrued administrative expenses	650	116,394
Total Liabilities	650	116,394
Net assets available for benefits	$ 890,778,659	$ 845,831,439

The accompanying notes are an integral part of these financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
Additions (Deductions):			
Investment income:			
Interest	$ 3,402,779	$ 4,038,166	$ 4,301,510
Dividends	5,814,204	4,906,526	6,728,687
Net gain (loss) on sales and distribution of investments	20,729,410	(38,029,913)	(16,547,542)
Unrealized appreciation (depreciation) of investments, net	40,148,012	185,082,678	(191,288,186)
Participants' contributions	37,339,969	38,109,961	38,698,124
Employers' contributions	17,226,876	13,994,507	16,413,709
Distribution of benefits and withdrawals	(79,275,929)	(60,321,725)	(48,066,019)
Administrative expenses	(438,101)	(634,157)	-
Net increase (decrease) during the year	44,947,220	147,146,043	(189,759,717)
Net Assets Available for Benefits:			
Beginning of year	845,831,439	698,685,396	888,445,113
End of year	$ 890,778,659	$ 845,831,439	$ 698,685,396

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies:**

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

(a) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Northern Trust Corporation stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

(b) **Contributions** – Contributions from The Northern Trust Company (the "Company") are accrued based upon amounts required to be funded under the provisions of the Plan.

(c) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the difference in the market value from the beginning of the plan year (or date the investments were purchased, if later) to the end of the plan year.

(d) **Administrative Expenses** – During the 2004 and 2003 plan years, fees of collective trusts were paid by the Plan as authorized by the Plan's Employee Benefit Administrative Committee (the "Committee"). Other 2004 and 2003 administrative expenses and all 2002 administrative expenses were paid directly by the Company.

(e) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(f) **Payment of Benefits** – Benefits are recorded when paid.

2. **Plan Description:**

The following is a brief description of the Plan provided for general information purposes only. Participants should refer to The Northern Trust Company Thrift-Incentive Plan Sourcebook or the Plan document for more complete information.

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company and any affiliates or subsidiaries which adopted the Plan. The Plan has twelve investment funds as follows:

Northern Trust Company Common Stock Fund – This fund invests in common stock of Northern Trust Corporation.

Northern Institutional Focused Growth Portfolio-A – The Northern Institutional Focused Growth Portfolio seeks to provide long-term capital appreciation mainly through stock investments of growth companies perceived to have favorable growth characteristics.

Northern Institutional Bond Portfolio-A – The Northern Institutional Bond Portfolio invests in a broad range of debt instruments (e.g. bonds) with intermediate or long maturity dates.

NTGI-QM Daily Collective S&P 500 Equity Index Fund – The NTGI-QM Daily Collective S&P 500 Equity Index Fund seeks to provide investment results that approximate the aggregate price and dividend performance of the Standard & Poor's ("S&P") 500 Composite Stock Price Index.

Northern Institutional Balanced Portfolio-A – The Northern Institutional Balanced Portfolio seeks to provide long-term capital appreciation and current income through a mix of stocks, bonds and cash equivalents. This mix is regularly monitored and adjusted.

The Dodge and Cox Stock Fund – The primary objective of this fund is to provide shareholders with an opportunity for long-term growth of principal and income by investing in a broadly diversified portfolio of common stocks. A secondary objective is to achieve reasonable current income.

2. **Plan Description (Continued):**

Brandywine Fund – This fund seeks significant capital appreciation by investing in companies of any capitalization that provide the potential for rapid earnings growth.

AIM Mid Cap Core Equity Institutional Fund-A – This fund seeks long-term growth of capital by investing a majority of its assets in the securities of mid-size U.S. companies.

Morgan Stanley Institutional Small Company Growth Portfolio-A – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in the equity securities of companies with market capitalization that are within the range of the Russell 2000 Index.

Northern Institutional International Growth Portfolio-A – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in a broad mix of foreign companies.

Northern Institutional Collective Stable Asset Fund – The Stable Asset Fund seeks to provide a steady level of return plus appreciation of capital by investing in contracts with a diversified, highly rated group of insurance companies, banks and other financial institutions as well as other high quality fixed income securities.

Ariel Fund – This fund seeks to provide long-term capital appreciation. This fund enables participants to invest in small companies with a value orientation.

The Plan also maintains a Dividend Pass-Through Fund for the investment of certain dividends paid on Northern Trust Corporation stock, as follow:

Northern Dividend Pass-Through Fund – This fund is used for participants who elect to receive an annual cash distribution of the dividends on Northern Trust Corporation shares in their Company Common Stock Fund accounts. Cash dividends paid on those shares are transferred to this fund and invested in high-grade money market instruments with short maturities through a collective short-term investment fund. Once each year, the dividends and related earnings are distributed in cash to the participants who made this election.

2. **Plan Description (Continued):**

The number of participants in each fund was 5,058, 3,639, 3,339, 5,012, 2,442, 4,260, 2,670, 1,654, 1,711, 3,067, 3,662, 1,877, and 497 for the Northern Trust Company Common Stock, Northern Institutional Focused Growth Portfolio-A, Northern Institutional Bond Portfolio-A, NTGI-QM Daily Collective S&P 500 Equity Index Fund, Northern Institutional Balanced Portfolio-A, Dodge and Cox Stock Fund, Brandywine Fund, AIM Mid Cap Core Equity Institutional Fund-A, Morgan Stanley Institutional Small Company Growth Portfolio-A, Northern Institutional International Growth Portfolio-A, Northern Institutional Collective Stable Asset Fund, Ariel Fund, and Northern Dividend Pass-Through Fund, respectively, at December 31, 2004.

(b) **Plan Administration** – The Plan is administered by the Employee Benefit Administrative Committee. As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan.

(c) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching contribution vests 20% after 1 year of service and increases 20% a year until the participant is 100% vested at the end of five years.

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars, and in no event may a participant's annual before-tax contributions exceed $13,000 for 2004. Additional catch-up contributions are permitted for participants who have attained age 50 before the end of a Plan year. Participants may split their contributions among any of twelve investment funds in increments of 1%. Effective March 1, 2002, the Northern Trust Company Common Stock Fund was designated as an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in this Fund reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Internal Revenue Code and related IRS regulations.

2. **Plan Description (Continued):**

(f) **Employer Contributions** – The employer will make a contingent matching contribution of up to 4% of a participant's pay. A minimum matching contribution of $0.50 for each $1.00 of participant contributions up to 4% of pay is made annually regardless of whether a corporate earnings goal is met. The actual amount of the maximum matching contribution is based on the employer's achievement of an earnings goal set by the Board of Directors at the beginning of the year. To obtain the full match, a participant must deposit at least 4% of eligible pay during the year and must be an employee on December 31st. For the plan year 2004, the bank met its earnings goal and contributed the maximum amount. For plan years 2003 and 2002, the earnings target was not attained. The 2004 TIP match was $1.096 for each dollar contributed for a maximum TIP match of 4.384%. The 2003 TIP match was $0.84 for each dollar contributed for a maximum TIP match of 3.36%. The 2002 TIP match was $0.78 for each dollar contributed for a maximum TIP match of 3.9%.

(g) **Benefits, Withdrawals and Forfeitures** – Upon the termination for permanent disability, death, or after attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution account will be forfeited. These forfeitures will be used to reduce the current year's employer contribution. Forfeitures amounted to $259,260, $271,990 and $158,061, for the years ended December 31, 2004, 2003, and 2002; respectively.

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Internal Revenue Code and related IRS regulations.

(h) **Loans** – Participants may borrow against the vested portion of their Plan accounts. Participants can borrow a minimum of $1,000 with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan, however, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Company Common Stock Fund may be restricted from time to time due to SEC limitations.

(i) **Plan Termination** – While the Plan has been adopted with the expectation that it will be continued indefinitely, the Plan may be terminated at any time. In the event of termination, all participants' accounts will become fully vested.

3. **Investments**:

The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation for 2004 and 2003:

	December 31, 2004		December 31, 2003	
	Fair Value	Net Appreciation (Depreciation) in Fair Value	Fair Value	Net Appreciation (Depreciation) in Fair Value
Common Stock:				
Northern Trust Company Common Stock	$ 218,434,946	$ 9,991,852	$ 236,122,407	$ 58,680,494
Mutual Funds:				
Northern Institutional Focused Growth Portfolio-A	57,529,361	2,205,898	63,513,622	11,019,176
Northern Institutional Bond Portfolio-A	50,260,011	(20,468)	51,652,376	282,454
Northern Institutional Balanced Portfolio-A	27,498,033	947,664	27,402,495	3,475,371
The Dodge and Cox Stock Fund	91,764,431	12,571,170	59,797,655	13,064,895
Brandywine Fund	25,806,862	3,166,191	20,769,651	5,735,295
AIM Mid Cap Core Equity Institutional Fund-A	15,895,232	1,783,486	9,556,332	1,683,126
Ariel Fund	20,320,872	2,957,441	10,832,832	2,012,981
Morgan Stanley Institutional Small Company Growth Portfolio-A	10,754,175	592,018	12,910,604	2,886,926
Northern Institutional International Growth Portfolio-A	35,157,703	4,317,126	22,231,200	6,343,007
	334,986,680	28,520,526	278,666,767	46,503,231
Common Collective Trust Funds:				
Northern Institutional Collective Stable Asset Fund	125,779,387	4,945,227	134,562,600	6,031,523
NTGI-QM Daily Collective S&P 500 Equity Index Fund	176,648,476	17,419,817	164,205,875	35,837,517
Northern Dividend Pass-Through Fund	512,864	-	931,466	-
Total Investments	$ 856,362,353	$ 60,877,422	$ 814,489,115	$ 147,052,765

All investments in the Plan are participant-directed investments.

3. **Investments (Continued):**

The following participant-directed investments exceeded 5% of the Plan's assets held for investments at December 31, 2004 and 2003:

	Fair Value	
	2004	2003
Northern Trust Company Common Stock	$ 218,434,946	$ 236,122,407
Northern Institutional Focused Growth Portfolio-A	57,529,361	63,513,622
Northern Institutional Bond Portfolio-A	50,260,011	51,652,376
NTGI-QM Daily Collective S&P 500 Equity Index Fund	176,648,476	164,205,875
Northern Institutional Collective Stable Asset Fund	125,779,387	134,562,600
The Dodge and Cox Stock Fund	91,764,431	59,797,655

4. **Related-Party Transactions:**

Certain Plan investments are shares of collective trust funds managed by The Northern Trust Company or one of its affiliates. The Northern Trust Company serves as trustee, custodian and administrator for these collective trust funds. The Northern Institutional Collective Stable Asset Fund is sub-advised by an unrelated investment management firm. The investment advisor for the Collective Short-Term Investment Fund is Northern Trust Investments, N.A., a subsidiary of The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as related-party transactions.

5. **Tax Status:**

Effective January 1, 2002, the Plan was amended and restated in its entirety to reflect revisions required by federal law pursuant to GUST as well as certain Plan design changes authorized by the Company's Board of Directors. The amended and restated Plan was submitted to the Internal Revenue Service ("IRS") in December 2001. The Plan received a favorable determination letter from the IRS on October 8, 2004, stating that the Plan remains qualified under Section 401(a) of the Internal Revenue Code. Accordingly, the Plan's related trust is exempt from federal income taxes under Section 501(a).

6. **Plan Merger:**

Effective January 1, 2005, the Northern Trust Employee Stock Ownership Plan ("ESOP") was merged into the Plan. At that time, the Plan was also amended and restated in its entirety to reflect the merger of the ESOP into the Plan, to add a Company profit sharing contribution component to the Plan, and to revise the Company matching contribution formula, among other changes to the Plan.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN TRUST COMPANY COMMON STOCK FUND

AT DECEMBER 31, 2004

	Par Value/ Shares	Market Value	Cost
Common Stock:			
Northern Trust Company Common Stock*	4,492,000	$ 218,221,360	$ 132,786,516
Short-Term Investment –			
Invested Cash	$ 213,586	213,586	213,586
Total Investments – Northern Trust Company Common Stock Fund		$ 218,434,946	$ 133,000,102

*Indicates party-in-interest to the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL FOCUSED GROWTH PORTFOLIO - A

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Focused Growth Portfolio - A*	4,822,243	$ 57,529,361	$ 67,654,000

*Indicates party-in-interest to the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL BOND PORTFOLIO - A

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Bond Portfolio - A*	2,480,751	$ 50,260,011	$ 49,912,783

*Indicates party-in-interest to the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NTGI-QM DAILY COLLECTIVE S&P 500 EQUITY INDEX FUND

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
NTGI-QM Daily Collective S&P 500 Equity Index Fund*	55,910	$ 176,648,476	$ 141,746,360

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL BALANCED PORTFOLIO - A

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Balanced Portfolio - A*	2,235,612	$ 27,498,033	$ 27,107,751

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

THE DODGE AND COX STOCK FUND

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
The Dodge and Cox Stock Fund	704,688	$ 91,764,431	$ 74,064,097

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

BRANDYWINE FUND

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Brandywine Fund	949,480	$ 25,806,862	$ 23,415,701

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

AIM MID CAP CORE EQUITY INSTITUTIONAL FUND - A

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
AIM Mid Cap Core Equity Institutional Fund - A	545,291	$ 15,895,232	$ 14,196,822

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

ARIEL FUND

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Ariel Fund	382,187	$ 20,320,872	$ 16,881,680

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

MORGAN STANLEY INSTITUTIONAL
SMALL COMPANY GROWTH PORTFOLIO - A

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Morgan Stanley Institutional Small Company Growth Portfolio - A	860,334	$ 10,754,175	$ 10,010,963

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL
INTERNATIONAL GROWTH PORTFOLIO - A

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional International Growth Portfolio - A*	3,613,330	$ 35,157,703	$ 28,738,434

*Indicates party-in-interest to the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL COLLECTIVE STABLE ASSET FUND

AT DECEMBER 31, 2004

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Collective Stable Assets Fund *	3,419,303	$ 125,779,387	$ 112,817,831

*Indicates party-in-interest to the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2004

Description of Assets	Cost of Assets	Current Value of Assets on Transaction Date	Net Gain/(Loss)
Northern Institutional Collective Stable Asset Fund*			
Bought in 101 transactions	$ 31,915,214	$ 31,915,214	$ -
Sold in 151 transactions	41,258,987	45,643,654	4,384,667

*Indicates party-in-interest to the Plan.